Filed Pursuant to Rule 424(b)(3)

Registration No. 333-290179

PROSPECTUS SUPPLEMENT NO. 1

TO PROSPECTUS DATED SEPTEMBER 23, 2025

This Prospectus Supplement No. 1 supplements and amends the prospectus dated September 23, 2025 (the “Prospectus”), covering the offering, issuance and sale of up to a maximum aggregate offering amount of $150,000,000 (the “Maximum Offering Amount”) of our common stock, par value $0.001 per share (“Common Stock”), that may be issued and sold under an equity distribution agreement, dated September 10, 2025, with Piper Sandler & Co. and Oppenheimer & Co. Inc. (the “ATM Facility”).

Effective as of December 5, 2025, we have reduced the Maximum Offering Amount to $125,000,000. As of the date of this prospectus supplement, 2,682,307 shares of our Common Stock have been sold under the ATM Facility, for aggregate gross proceeds of approximately $77.5 million, before deducting sales agents’ commissions, meaning that we will have approximately $47.5 million remaining available under the Maximum Offering Amount.

You should read this prospectus supplement, together with additional information described under the headings “Information Incorporated by Reference” and “Where You Can Find More Information” in the Prospectus carefully before you invest in our securities.

Investing in our securities involves a high degree of risk. Before making any investment in our securities, you should consider carefully the risks and uncertainties described in the section entitled “Risk Factors” beginning on page S-5 of the Prospectus.

The date of this prospectus supplement is December 5, 2025.